

Mail Stop 3720

February 4, 2010

<u>Via U.S. Mail and Fax</u>

Mr. Brooks Sherman
Chairman and Chief Executive Officer
Integrated Security Systems, Inc.
2009 Chenault Dr. Suite 114
Carrollton, TX 75006

        Re: Integrated Security Systems, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Filed September 30, 2009
               File No. 1-11900

Dear Mr. Sherman:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2009

Financial statements

Notes to the financial statements

Note 6 - Debt

Debt conversion in fiscal year 2009, page 28 of 52

1. We note you recognized a net gain of $6.6 million as a result of the debt conversions. In view of the various convertible debt instruments and holders outstanding before the conversion, please provide us a detailed schedule showing the number of shares each issuance was converted into, conversion price, interests forgiven or converted into common shares and the gain recognized by issuance.

2. Tell us why you believe gain recognition is appropriate. Tell us the common stock ownership percentage each debt holder had before the June 1, 2009 debt conversion. For your guidance, extinguishment transactions between related entities may be in essence capital transactions.

Item 9A (T). Controls and Procedures, page 37 of 52

3. Based on the disclosures in the last paragraph of page 37 of 52 it appears that management has performed its assessment of internal control over financial reporting; however, we did not find a disclosure on your conclusion. Revise to include a statement as to whether or not internal controls over financial reporting are effective. In light of the weaknesses disclosed, it appears that you should amend the 10-K to disclose that your internal controls over financial reporting were not effective as of the end of the fiscal year.

Form 10-Q for the quarter ended September 30, 2009

Item 4 Controls and procedures, page 14 of 17

4. It appears that you have not disclosed your conclusion on the effectiveness of your disclosure controls and procedures. In view of your disclosures, please amend your 10-Q to clearly state that the disclosures controls and procedures are "not effective."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director